

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Frank P. Marino
Chief Financial Officer
Tucson Electric Power Company
88 East Broadway Boulevard
Tucson, AZ 85701

>   **Re: Tucson Electric Power Company**
>   **Form 10-K for the fiscal year ended December 31, 2021**
>   **Filed February 11, 2022**
>   **File No. 001-05924**

Dear Mr. Marino:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Exhibit Index, page 86

1. Please amend your Form 10-K to revise paragraph one in both the Section 302 certifications and the Section 906 certification so that each refers to the annual report on Form 10-K for the year ended December 31, 2021.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation